

Kevin McLaughlin
Chief Executive Officer

February 20, 2003

Dear Stockholder:

You are cordially invited to attend our annual meeting, which will be held on March 27, 2003, at 10:00 a.m. Eastern Time, at our headquarters, 7 Kingsbridge Road, Fairfield, New Jersey 07004.

The enclosed notice of meeting identifies each business item for your action. These items and the vote the Board of Directors recommends are:

Item	Recommended Vote
1. Election of two directors and ratification of appointment of a director;	FOR
2. Amendment to certificate of incorporation to change our name; and	FOR
3. Ratification of J. H. Cohn LLP, as independent auditors	FOR

We have also included a proxy statement that contains more information about these items and the meeting. Please give all of this information your careful attention.

The Board of Directors has fixed January 31, 2003, at the close of business as the record date for the determination of stockholders entitled to notice of and to vote at the meeting, and only holders of record of shares of our common stock at the close of business on that day will be entitled to vote. The stock transfer books will not be closed.

We will make available a list of holders of record of our common stock as of the close of business on January 31, 2003, for inspection during normal business hours at our offices, 7 Kingsbridge Road, Fairfield, New Jersey 07004 for ten business days prior to the meeting. This list will also be available at the meeting.

If you plan to attend the meeting, please mark the appropriate box on your proxy card to help us plan for the meeting. You will need an admission card to attend the meeting, which you can obtain as follows:

- If your shares are registered in your name, you are a stockholder of record. Your admission card is attached to your proxy card, and you will need to bring it with you to the meeting.

- If your shares are in the name of your broker or bank, your shares are held in street name. You will need to check the box on the proxy card stating that you will be attending the meeting, or ask your broker or bank for an admission card in the form of a legal proxy to bring with you to the meeting. If you do not receive the legal proxy in time, bring your most recent brokerage statement with you to the meeting so that we can verify your ownership of our stock and admit you to the meeting. However, you will not be able to vote your shares at the meeting without a legal proxy.

Your vote is important, regardless of the number of shares you own. We encourage you to vote by proxy so that your shares will be represented and voted at the meeting even if you cannot attend. All stockholders can vote by written proxy card. Many stockholders also can vote by proxy via touch-tone telephone from the U.S. and Canada, using the toll-free number on your proxy card, or via the internet using the instructions on your proxy card. In addition, stockholders may vote in person at the meeting, as described above.

EACH STOCKHOLDER IS URGED TO VOTE PROMPTLY BY SIGNING AND RETURNING THE ENCLOSED PROXY CARD, USING THE TELEPHONE VOTING SYSTEM, OR ACCESSING THE WORLD WIDE WEB SITE INDICATED ON YOUR PROXY CARD TO VOTE VIA THE INTERNET. IF A STOCKHOLDER DECIDES TO ATTEND THE MEETING, HE OR SHE MAY REVOKE THE PROXY AND VOTE THE SHARES IN PERSON.

Sincerely,

KEVIN MCLAUGHLIN



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO THE STOCKHOLDERS OF
   SYSCOMM INTERNATIONAL CORPORATION:

The Annual Meeting of Stockholders of SysComm International Corporation, a Delaware corporation, will be held at our headquarters, 7 Kingsbridge Road, Fairfield, New Jersey 07004, on March 27, 2003, at 10:00 a.m. Eastern Time, for the following purposes:

1. To elect two directors to hold office until our 2006 annual meeting and to ratify the appointment of a director to hold office until our 2005 annual meeting, or until their respective successors have been elected or appointed;

2. To amend the certificate of incorporation to change our name;

3. To ratify the appointment of J. H. Cohn LLP, as our independent auditors to serve for the fiscal year ending September 30, 2003; and

4. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

The Board of Directors has fixed January 31, 2003, as the record date for the meeting. This means that owners of our common stock at the close of business on that date are entitled to (1) receive notice of the meeting and (2) vote at the meeting and any adjournments or postponements of the meeting. We will make available a list of holders of record of our common stock as of the close of business on January 31, 2003, for inspection during normal business hours at our offices, 7 Kingsbridge Road, Fairfield, New Jersey 07004 for ten business days prior to the meeting. This list will also be available at the meeting.

By Order of the Board of Directors

KEVIN MCLAUGHLIN
Secretary

Fairfield, New Jersey
February 20, 2003



7 Kingsbridge Road, Fairfield, New Jersey 07004

February 20, 2003

PROXY STATEMENT
FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MARCH 27, 2003

Our Board of Directors furnishes you with this proxy statement to solicit proxies on its behalf to be voted at our annual meeting of stockholders. The meeting will be held at our headquarters, 7 Kingsbridge Road, Fairfield, New Jersey 07004, on March 27, 2003, at 10:00 a.m. Eastern Time, subject to adjournment or postponement. The proxies also may be voted at any adjournments or postponements of the meeting. This proxy statement and the accompanying form of proxy are first being mailed to stockholders on or about February 26, 2003.

Voting and Revocability of Proxies

All properly executed written proxies and all properly completed proxies voted by telephone or via the internet and delivered pursuant to this solicitation (and not revoked later) will be voted at the meeting in accordance with the instructions of the stockholder. Below is a list of the different votes stockholders may cast at the meeting pursuant to this solicitation.

In voting on the election of Charles L. Doherty and Scott R. Silverman as our directors to serve until our 2006 annual meeting and the ratification of the appointment of Kevin McLaughlin as our director to serve until our 2005 annual meeting, stockholders may vote in one of the following three ways:

1. in favor of both the nominees and the appointee,

2. withhold votes as to both the nominees and the appointee; or

3. withhold votes as to either of the nominees or the appointee.

In voting on the amendment of our certificate of incorporation to change our name and the ratification of the appointment of J. H Cohn LLP, as our independent auditors to serve for the calendar year ending September 30, 2003, stockholders may vote in one of the three following ways:

1. in favor of the item,

2. against the item, or

3. abstain from voting on the item.

Stockholders should specify their choice for each matter on the enclosed form of proxy. If no specific instructions are given, proxies which are signed and returned will be voted **FOR** the election of Charles L. Doherty and Scott R. Silverman and the ratification of the appointment of Kevin McLaughlin as set forth herein, **FOR** the amendment of the certificate of incorporation to change our name, and **FOR** ratification of the appointment of J. H. Cohn LLP.

In addition, if other matters come before the meeting, the persons named in the accompanying form of proxy will vote in accordance with their best judgment with respect to such matters. A stockholder submitting a proxy has the power to revoke it at any time prior to its exercise by voting in person at the meeting, by giving written notice to our corporate secretary bearing a later date than the proxy or by giving a later dated proxy. Any written notice revoking a proxy should be sent to: ADP Investor Communication Services, Inc., P. O. Box 9079, Farmingdale, New York 11735-9769. Proxies signed by brokers with no further statements indicated on the proxy and shares as to which proxy authority has been withheld with respect to any matter will be counted for quorum and for purposes of determining the number of shares entitled to vote on a matter. Broker non-votes (proxies where the broker has added statements such as "non-vote," "no vote" or "do not vote") are not counted for quorum or for purposes of determining the number of shares entitled to vote on a matter. The presence in person or by proxy of the holders of the shares representing a majority of all outstanding shares will constitute a quorum. Approval of all items will require the favorable vote of a majority of the shares represented and entitled to vote at the meeting.

The telephone and internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to vote their shares and to confirm their instructions have been properly recorded. Specific instructions to be followed by stockholders interested in voting via the telephone or the internet are set forth on the proxy card. If the proxy card does not contain these instructions, these options are not available.

Record Date and Share Ownership

Owners of record of shares of our common stock at the close of business on January 31, 2003 will be entitled to vote at the meeting or adjournments or postponements thereof. Each owner of record of our common stock on January 31, 2003 is entitled to one vote for each share of common stock so held.

As of the close of business on January 31, 2003, there were 4,895,998 shares of common stock outstanding entitled to vote at the meeting. A majority of these shares must be present, in person or by proxy, to conduct business at the meeting.

ELECTION OF DIRECTOR AND RATIFICATION OF APPOINTMENT OF DIRECTOR

(Item 1)

Board of Directors

Our Amended and Restated Certificate of Incorporation provides that the Board of Directors shall be divided into three (3) classes, with each class consisting, as nearly as possible, of one-third of the total number of directors constituting the entire Board. Our Board of Directors presently consists of five (5) members with two (2) members in each of Class II and Class III and one (1) member in Class I. Each Class is elected for a term of three years. The term of office of the Class I, II and III directors is scheduled to expire at our 2005, 2006 and 2004 annual meetings, respectively. At each annual meeting, directors are elected to succeed those in the class whose term expires at that annual meeting. Such newly elected directors hold office until the third succeeding annual meeting and the election and qualification of their respective successors. As of February 17, 2002, we had two vacancies on the Board of Directors which have not yet been filled. Proxies may not be voted for a greater number of persons than the nominees and appointee identified below.

The nominees for election as a director and the appointed director have advised us of their willingness to serve as directors and management believes that the nominees and the appointee will be able to serve. If the nominees or the appointee become unavailable, proxies may be voted for the election of such person or persons who may be designated by the Board of Directors.

Cumulative voting does not apply in the election of directors. Unless otherwise indicated, the shares represented by this proxy will be voted for the nominees and the appointee named below. Should the nominees or the appointee become unable to serve for any reason, or for good cause will not serve, which is not anticipated, the Board of Directors may, unless the Board by resolution provides for a lesser number of directors, appoint substitute members.

The following table sets forth certain information with respect to the nominees for election as director and the appointed director, and the term for which they will serve in their respective classes:

Name	Age	Position	Position Held Since	Class	Year Term Expires
Charles L. Doherty	67	Director	January 2001	II	2006
Scott R. Silverman	38	Director	January 2001	II	2006
Kevin McLaughlin	60	President, Chief Executive Officer, Chief Operating Officer, Secretary and Director	April 2002	I	2005

Recommendation of the Board of Directors Concerning the Election of Directors and the Ratification of the Appointment of Director

Our Board of Directors recommends a vote **FOR** Charles L. Doherty and Scott R. Silverman to hold office until our 2006 annual meeting and **FOR** the ratification of the appointment of Kevin McLaughlin to hold office until our 2005 annual meeting and until their respective successors are elected and qualified. Proxies received by the Board of Directors will be voted **FOR** the nominees and **FOR** the appointee unless stockholders specify a contrary choice in their proxy.

Nominees For Election To Term Expiring 2006

Charles L. Doherty: Mr. Doherty, 68, was appointed to the Board of Directors in January 2001 and currently serves as the only member of the Audit Committee. He works pro bono as a financial consultant to a variety of non profit organizations. From 1988 to 1995, he was Executive Vice President of Finance and Administration for Granada North America. Prior to that he served as a financial executive of entities subsequently acquired by Granada. Mr. Doherty earned both his Bachelor of Science degree in Accounting and his MBA in Finance from Boston College, Boston, MA.

Scott R. Silverman: Mr. Silverman, age 38, was appointed to the Board of Directors and to the Compensation Committee in January 2001. Since March 2002, Mr. Silverman has been President and Director of Applied Digital Solutions. From September 1999 through March 2002, Mr. Silverman operated his own private investment-banking firm and prior to that time, from October 1996 to September 1999, he served in various capacities for Applied Digital Solutions. Mr. Silverman's positions at Applied Digital Solutions related to business development, corporate development and legal affairs. From July 1995 to September 1996, he served as President of ATI Communications, Inc. an Applied Digital Solutions subsidiary. He began his career as an attorney specializing in commercial litigation and communications law at the law firm of Cooper Perskie in Atlantic City, New Jersey, and Philadelphia, Pennsylvania. Mr. Silverman is a graduate of the University of Pennsylvania and Villanova University School of Law.

Appointee - Term Expiring 2005

Kevin McLaughlin: Mr. McLaughlin, 60, was appointed to the Board of Directors and named Chief Executive Officer on April 12, 2002. Previously Mr. McLaughlin served as Chief Executive Officer of Computer Equity Corporation, a subsidiary of Applied Digital Solutions. Prior to that Mr. McLaughlin served as a Vice President of Sales for Applied Digital Solutions, Inc. Mr. McLaughlin's also served as the Vice President of Sales for SCB Computer Technology, Inc., a nationwide information technology consulting company, from 1995 to 2000.

Incumbent Directors – Term Expiring 2004

Jerome C. Artigliere: Mr. Artigliere, 48, was named our Chairman and appointed to the Board of Directors in January 2002 upon the resignation and retirement of Garrett A. Sullivan, our former Chairman. Mr. Artigliere is the Senior Vice President and Chief Operating Officer of Applied Digital Solutions, Inc. and has served in various other capacities for Applied Digital Solutions since 1998. From 1996 to 1997, Mr. Artigliere was Regional Vice President at General Electric Capital Corporation in Portsmouth, New Hampshire, a commercial bank subsidiary of Peoples Heritage Bank of Portland, Maine. He earned an undergraduate degree in finance form Seton Hall University in 1977 and a Masters of Business Administration degree from Fairleigh Dickinson University in 1980.

Anat Ebenstein: Ms. Ebenstein, 39, was appointed to the Board of Directors in December 2000. Ms. Ebenstein is currently the only member of the Executive Committee. From December 2000 until July 2001, Ms. Ebenstein served as our President and Chief Operating Officer. From July 2001 to April 2002, Ms. Ebenstein acted as our President, Chief Executive Officer and Chief Operating Officer. From January 1999 to December 2000, Ms. Ebenstein served as President of Applied Digital Solutions' Network Division, an IT services solutions provider comprised of computer hardware, system integration services and consulting firms. She served as President of InfoTech USA, Inc., acquired by us on December 14, 2000, from July 1992 to April 2002.

Legal Proceedings and Indemnification

On October 22, 2002, Anat Ebenstein, our former President, Chief Executive Officer and Chief Operating Officer, filed a complaint against us, Applied Digital Solutions and certain officers and directors in connection with the termination of her employment. The complaint filed in the Superior Court of New Jersey, Mercer County, seeks compensatory and punitive damages of an unspecified amount arising from an alleged improper termination.

Our By-Laws provide that we shall indemnify each Director and such of our officers, employees and agents as the Board of Directors shall determine from time to time to the fullest extent provided by the laws of the State of Delaware.

We carry insurance providing for indemnification, under certain circumstances, to all of our directors and officers for claims against them by reason of, among other things, any act or failure to act in their capacities as directors or officers. To date, no sums have been paid to any of our past or present director or officer under this or any prior indemnification insurance policy.

Directorships

Mr. Silverman is a director of Applied Digital Solutions, Inc. No other director holds directorships in any other company which has a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Board Committees and Meetings

We have standing Executive, Audit and Compensation Committees of the Board of Directors. The Board of Directors does not have a nominating committee or a committee performing the functions of a nominating committee. The members of the committees are identified with the summary of background and business experience of the directors above.

The Executive Committee was established by the Board of Directors in January 2001. The Executive Committee possesses all of the powers of the Board of Directors except the power to issue stock, approve mergers with nonaffiliated corporations or declare dividends (except at a rate or in a periodic amount or within a price range established by the Board of Directors), and certain other powers specifically reserved by Delaware law to the Board of Directors. The Executive Committee held no meetings during the fiscal year ended September 30, 2002.

The function of the Audit Committee is to recommend annually to the Board of Directors the appointment of our independent accountants, discuss and review the scope and the fees of the prospective annual audit and review the results thereof with the independent accountants, review and approve non-audit services of the independent accountants, review compliance with our existing major accounting and financial policies and review management's procedures and policies relative to the adequacy of our internal accounting controls. The Audit Committee held four meetings during the fiscal year ended September 30, 2002.

The function of the Compensation Committee is to make recommendations to the Board of Directors concerning salaries and incentive compensation for our executives and employees. The Compensation Committee held one meeting during the fiscal year ended September 30, 2002.

The Board of Directors held five meetings and acted by written consent seven times during the fiscal year ended September 30, 2002. During the year, all directors attended 75% or more of the Board of Directors' meetings and the Board Committees to which they were assigned.

Equity Compensation Plan Information

The following table sets forth information regarding our compensation plans (including individual compensation arrangements) under which shares of our common stock are authorized for issuance as of September 30, 2002:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)
Equity compensation plans approved by security holders	4,020,000[1]	$0.413	1,928,000
Equity compensation plans not approved by securities holders	1,250,000[2]	0.537	--

(1) Represents 3,725,000 options which have previously been granted and which remain outstanding under our 2001 Flexible Stock Plan and 295,000 options which have previously been granted and which remain outstanding under our 1998 Stock Option Plan. Our 2001 Flexible Stock Plan initially had 2,500,000 shares of common stock reserved for issuance. This number is subject to an annual increase of 25% of the number of outstanding shares of commons stock as of January 1 of each year but may not exceed 10,000,000 in the aggregate.

(2) Represents (i) 650,000 options issued to consultants in connection with the provision of certain investment advisory services for us; (ii) 300,000 options issued in December 2000 to David A. Loppert, our former Chief Executive Officer, in connection with his employment with us and (iii) 300,000 warrants issued in December 2000 to John H. Spielberger, a former stockholder, in connection with the sale of his shares to Applied Digital Solutions.

Ownership of Equity Securities

The following table sets forth information regarding beneficial ownership of our common stock by each director and by each named executive officer and by all the directors and named executive officers as a group as of January 22, 2003:

Name	Aggregate Number of Shares Beneficially Owned [3]	Percent of Outstanding Shares
Jerome C. Artigliere	--	*
Kevin McLaughlin [1]	--	*
Anat Ebenstein [2]	300,000	6.1%
Charles L. Doherty	115,000	2.3%
Scott R. Silverman	100,000	2.0%
J. Robert Patterson	100,000	2.0%
All Directors and Executive Officers as a Group (6 persons)	615,000	12.6%

* Represents less than 1% of the issued and outstanding shares of our common stock.

(1) Appointed an officer and/or director on April 12, 2002.

(2) Appointed an officer and/or director on December 14, 2000 and removed from office on April 12, 2002.

(3) This table includes presently exercisable options and options which become exercisable within 60 days. The following directors and executive officers hold the number of options which are presently exercisable or are exercisable within 60 days set forth following their respective names: Jerome C. Artigliere – 0; Kevin McLaughlin – 0; Anat Ebenstein – 300,000; Charles L. Doherty – 100,000; Scott R. Silverman – 100,000; J. Robert Patterson – 100,000; and all directors and executive officers as a group – 600,000.

Principal Stockholders

Set forth in the table below is information as of January 22, 2003 with respect to persons known to us (other than the directors and executive officers shown in the preceding table) to be the beneficial owners of more than 5% of our issued and outstanding common stock:

Name and Address	Number of Shares Beneficially Owned	Percent Of Class
Applied Digital Solutions, Inc. 400 Royal Palm Way, Suite 410 Palm Beach, Florida 33480	2,570,000 [1]	52.5%
David A. Loppert 107 Pembroke Drive Palm Beach Gardens, Florida 33418	345,100 [2]	7.0%
Dominic and Dominic LLC 32 Old Slip New York, New York 10005	450,000 [3]	9.2%

(1) Based on Schedule 13D filed with the Securities and Exchange Commission on December 26, 2000. Applied Digital Solutions, Inc., a Missouri corporation, has sole voting and dispositive power as to 2,570,000 shares.

(2) Based on Schedule 13G filed with the Securities and Exchange Commission on January 31, 2002. Mr. Loppert has sole voting and dispositive power as to 345,100 shares.

(3) Represents 100,000 exercisable options granted on April 7, 1999 and 350,000 exercisable warrants granted on January 1, 2001 as compensation for services provided to us. Based on correspondence received from Dominic and Dominic, Roseann T. Cook, Chief Operating Officer of Dominic and Dominic, will possess sole voting and dispositive power as to the shares upon exercise of the options or warrants.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers and directors and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission and to furnish copies of all such reports to us. We believe that, based upon a review of filings with the Securities and Exchange Commission, each of our directors and executive officers were late in complying with the reporting requirements of Section 16(a) of the Exchange Act during fiscal year 2002.

Report of the Audit Committee

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent we specifically incorporate this Report by reference therein.

In January 2001 the Board of Directors approved an updated charter for the Committee and, on January 16, 2001, elected a new Audit Committee. Our audit committee is currently comprised of only one director, Mr. Doherty, and as a result does not satisfy the Nasdaq's continued listing requirements.

As set forth in more detail in the charter, the Audit Committee's primary responsibilities fall into three broad categories:

- first, the Committee is charged with monitoring the preparation of quarterly and annual financial reports by management, including discussions with management and our outside auditors about draft annual financial statements and key accounting and reporting matters;

- second, the Committee is responsible for matters concerning the relationship between us and our outside auditors, including recommending their appointment or removal; reviewing the scope of their audit services and related fees, as well as any other services being provided to us; and determining whether the outside auditors are independent (based in part on oral and written communication provided to us by them pursuant to Independence Standards Board Standard No. 1); and

- third, the Committee oversees management's implementation of effective systems of internal controls, including review of policies relating to legal and regulatory compliance, ethics and conflicts of interests; and review of the activities and recommendations of our internal auditing program.

The Committee has implemented procedures to ensure that during the course of each fiscal year it devotes the attention that it deems necessary or appropriate to each of the matters assigned to it under the Committee's charter. The Audit Committee held four meetings during the fiscal year ended September 30, 2002.

In overseeing the preparation of our financial statements, the Committee met with both management and our outside auditors to review and discuss all financial statements prior to their issuance and to discuss significant accounting issues. At that time management advised the Committee that all financial statements were prepared in accordance with generally accepted accounting principles, and the Committee discussed the statements with both management and the outside auditors. The Committee's review included discussion with the outside auditors of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication With Audit Committees).

With respect to our outside auditors, the Committee, among other things, has discussed with J. H. Cohn LLP matters relating to its independence, including the written disclosures made to the Committee as required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

Finally, the Audit Committee monitors the scope and adequacy of, including proposals for, adequate staffing and internal procedures and controls where appropriate.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2002, for filing with the Securities and Exchange Commission. The Committee also evaluated and recommended to the Board the reappointment of our independent auditors for fiscal 2002.

The Audit Committee is pleased to submit this report to the stockholders with regard to the above matters.


AUDIT COMMITTEE
CHARLES L. DOHERTY


Report of the Compensation Committee

The following Report of the Compensation Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent we specifically incorporate this Report by reference therein.

Compensation Committee of the Board

The Compensation Committee is composed of one non-employee member of the Board of Directors. It is the Compensation Committee's responsibility to review, recommend and approve changes to our compensation policies and programs. It is also the committee's responsibility to review and approve all compensation actions for our executive officers and various other compensation policies and matters and administer our 1998 Stock Option Plan, including the review and approval of stock option grants to our executive officers, our 1999 Employee Stock Purchase Plan, our 2001 Flexible Stock Plan and our 401(k) Plan.

General Compensation Philosophy

The committee focuses on compensating executives on a competitive basis with other comparably sized and managed companies, in a manner consistent and supportive of our overall objectives, and through a compensation plan which balances our long-term and short-term strategic initiatives. The committee intends that our executive compensation program will:

1. Reward executives for strategic management and enhancement of stockholder value;

2. Reflect each executive's success at resolving key operational issues;

3. Facilitate both the short-term and long-term planning process; and

4. Attract and retain key executives believed to be critical to our long-term success.

Setting Executive Compensation

Our compensation program for executive officers generally consists of a fixed base salary, performance-related annual bonus awards and long-term incentive compensation in the form of stock options. In addition, our executives are able to participate in various benefit plans generally available to our other full-time employees.

In reviewing executives' performances over the past fiscal year, the committee took into consideration, among other things, the following performance factors in making its compensation recommendations: revenues, net income and cash flow. Our executive compensation programs are designed to enable us to attract, retain and motivate our executives. Our general compensation philosophy is that total cash compensation should vary with our performance in attaining financial and non-financial objectives and that any long-term incentive compensation should be closely aligned with the interests of stockholders. Total cash compensation for the majority of our employees, including its executive officers, includes a base salary and a cash bonus based on our profitability. Long-term incentive compensation is realized through the granting of stock options to most employees, at the discretion of the presidents of our divisions, as well as eligible executive officers.

Base Salary

Base salary for our executives is intended to provide competitive remuneration for services provided to us over a one-year period. Base salaries are set at levels designed to attract and retain the most appropriately qualified individuals for each of our key management level positions.

Short-Term Incentives

Short-term incentives are paid primarily to recognize specific operating performance achieved within the last fiscal year. Since such incentive payments are related to a specific year's performance, the committee understands and accepts that such payments may vary considerably from one year to the next. Our bonus program ties executive compensation directly back to the annual performance of both the individual executive and the company. Through this program, in the fiscal year ended September 30, 2002, the actual bonus payment paid to any of the named executive officers was derived from specific measures of company and individual performance.

Long-Term Incentives

We do not provide our executives with long-term incentive payments. Instead, we may, from time to time, grant our executive officers stock options in order to reward executive officers for company or individual achievements, to motive executive officers to improve company performance or to encourage ownership of our common stock. We believe that this long-term incentive strategy better aligns the interests of our executive officers with those of our stockholders. During 2002, we granted stock options to Kevin McLaughlin, our President, Chief Executive Officer, Chief Operating Officer and Secretary, and J. Robert Patterson, our Vice President, Chief Financial Officer and Treasurer.

Compensation Pursuant to Plans

1998 Stock Option Plan.

On February 24, 1998, the stockholders approved a stock option plan as a successor to the expiring 1988 Stock Option Plan. As of September 30, 2002, 295,000 options have been granted and remain outstanding under the 1998 Stock Option Plan. The 1998 Stock Option Plan had 1,000,000 shares of common stock reserved for issuance upon the exercise of options designated as either (i) incentive stock options or (ii) non-qualified stock options. Incentive stock options may be granted under the 1998 Stock Option Plan to our employees and officers. Non-qualified options may be granted to our consultants, directors (whether or not they are employees), employees or officers.

The purpose of the 1998 Stock Option Plan is to encourage stock ownership by certain of our directors, officers and employees and certain other persons instrumental to our success and to give them a greater personal interest in our success. The 1998 Stock Option Plan is administered by the Compensation Committee. The committee, within the limitations of the plan, determines the persons to whom options will be granted, the number of shares to be covered by each option, whether the options granted are intended to be incentive stock options, the duration and rate of exercise of each option, the option purchase price per share and the manner of exercise, the time, manner and form of payment upon exercise of an option, and whether restrictions such as repurchase rights are to be imposed on the shares subject to options. Options granted under the 1998 Stock Option Plan may not be granted at a price less than the fair market value of the common stock on the date of the grant (or 110% of fair market value in the case of persons holding 10% or more of our voting stock). The aggregate fair market value of shares for which incentive stock options granted to any person and exercisable for the first time by such person during any calendar year (under all of our stock option plans and those of any related corporation) may not exceed $100,000. The 1998 Stock Option Plan will terminate in February, 2008; however, options granted under the plan will expire not more than 10 years from the date of grant. Options granted under the 1998 Stock Option Plan are not transferable during an optionee's lifetime but are transferable at death by will or by the laws of descent and distribution.

1999 Employee Stock Purchase Plan.

On January 28, 1999, the stockholders approved the 1999 Employee Stock Purchase Plan. The 1999 Employee Stock Purchase Plan has 200,000 shares of common stock reserved for issuance upon purchase by our employees. The 1999 Employee Stock Purchase Plan provides our eligible employees with an opportunity to acquire an interest in our future.

The purpose of the 1999 Employee Stock Purchase Plan is to provide our employees with an opportunity to purchase common stock through accumulated payroll deductions, and give them a greater personal interest in our success. The 1999 Employee Stock Purchase Plan is administered by the Board of Directors, which, within the limitations set forth in the plan, determines the persons who may purchase shares of common stock, the number of shares to be sold, the time, manner and form of payment, and whether restrictions are to be imposed on the shares subject to purchase. The 1999 Employee Stock Purchase Plan provides eligible employees an opportunity to purchase shares of common stock through payroll deductions during two offering periods: October 1 through March 31 and April 1 through September 30. At the time a participant files his subscription agreement, he shall elect to have payroll deductions made on each pay day during the offering period in an amount not exceeding 10% of the compensation he receives each pay day during the offering period. All payroll deductions made for participants in the 1999 Employee Stock Purchase Plan are credited to the employee's account under the plan and are withheld in whole percentages only. A participant may discontinue his participation in the plan under certain circumstances, or may increase or decrease the rate of his payroll deductions during the offering period. The purchase price per share is an amount equal to 85% of the fair market value of a share of common stock on the first or last day of the offering period, whichever is lower. The aggregate number of shares purchased by an employee may not exceed a number of shares determined by dividing $12,500 by the fair market value of a share of our common stock on the first day of the offering period. The 1999 Employee Stock Purchase Plan expires by its terms on December 17, 2008.

2001 Flexible Stock Plan

On March 29, 2001, the stockholders approved the 2001 Flexible Stock Plan. As of September 30, 2002, 3,725,000 options were granted and remain outstanding under the 2001 Flexible Stock Plan. The 2001 Flexible Stock Plan initially had 2,500,000 shares of common stock reserved for issuance. This number is subject to an annual increase of 25% of the number of outstanding shares of common stock as of January 1 of each year, but may not exceed 10,000,000 in the aggregate. As of January 22, 2003, 1,223,000 shares of common stock are available for future issuance under the 2001 Flexible Stock Plan. These shares may be issued in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, performance shares, cash awards, or other stock based awards.

The purpose of the 2001 Flexible Stock Plan is to attract, retain, motivate and reward employees and other individuals and to encourage ownership by employees and other individuals of our common stock. The 2001 Flexible Stock Plan is administered by the Compensation Committee. The committee, within the limitations of the plan, has discretion to determine (i) when and to whom an award is granted and the type and amount of the award, and (ii) the terms, conditions and provisions of, and restrictions relating to, each award granted. The 2001 Flexible Stock Plan may be terminated at any time by the Board of Directors.

401(k) Plan

On January 1, 1994, we adopted a 401(k) savings plan for the benefit of all eligible employees. All employees as of the effective date of the 401(k) plan became eligible to participate. An employee who became employed after January 1, 1994 would become a participant after the completion of 6 months of service and attainment of 20 years of age. Under the 401(k) plan, participants may elect to contribute from their compensation any amount up to the maximum deferral allowed by the Internal Revenue Code. Our contributions are discretionary and we may make optional contributions for any plan year at our discretion. During the fiscal years ended September 30, 2002, 2001 and 2000, we recorded 401(k) administrative costs totaling $5,588, $4,950 and $7,796, respectively.

The Compensation Committee is pleased to submit this report to the stockholders with regard to the above matters.


COMPENSATION COMMITTEE
SCOTT R. SILVERMAN


Compensation Committee Interlocks and Insider Participation in Compensation Decisions

Scott R. Silverman, president and director of Applied Digital Solutions, is currently the only member of our Compensation Committee.

Executive Officers and Significant Employees

J. Robert Patterson – Vice President, Chief Financial Officer and Treasurer: Mr. Patterson, 45, joined us as Vice President, Chief Financial Officer and Treasurer in December 2000. Mr. Patterson served as Vice President of Finance for Applied Digital Solutions' Network Division, an IT services solutions provider comprised of computer hardware, system integration services and consulting firms. He has served as Controller of InfoTech USA, Inc., acquired by us on December 14, 2000, since 1990.

Sebastian Perez – General Manager: Mr. Perez, 39, joined us in 1992 as a project manager. During the past decade, he has managed our technical services, operations, and consulting services groups. In 1998, Mr. Perez was promoted to assistant to the Chief Executive Officer and was made responsible for our New York sales region. In November 2001, he was promoted to general manager. Prior to joining us, Mr. Perez spent six years with NYNEX Business Information Systems Co., as a systems engineer.

Executive Compensation

The following table sets forth the compensation paid or accrued by us during each of the three fiscal years ended September 30, 2002 to our current chief executive officer, our former chief executive officer, one other executive officer whose total cash compensation for such periods exceeded $100,000 and one additional individual for whom disclosure would be required but for the fact that he was not serving as an executive officer as of September 30, 2002:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Restricted Stock Awards ($)	Options / SAR's (#)	LTIP Payouts (#)	
Kevin McLaughlin [1] Director, Chief Executive Officer, Chief Operating Officer, President & Secretary	2002 2001 2000	$ 75,000 -- --	$20,000 -- --	$ -- -- --	$ -- -- --	-- -- --	-- -- --	$ -- -- --
J. Robert Patterson [2] Vice President, Chief Financial Officer & Treasurer	2002 2001 2000	130,000 101,042 --	10,000 16,335 --	7,017 [5] 4,703 [5] --	-- -- --	-- -- --	-- -- --	-- -- --
John C. Spielberger [3] Former Vice President, Sales & Marketing	2002 2001 2000	143,654 260,600 143,506	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --
Anat Ebenstein [4] Director & former President, Chief Executive Officer, & Chief Operating Officer	2002 2001 2000	135,417 195,833 --	-- 19,500 --	8,284 [5] 2,698 [5] --	-- -- --	-- -- --	-- -- --	-- -- --

(1) Joined us on April 12, 2002. Mr. McLaughlin's salary, bonus and other benefits are paid by Applied Digital Solutions. We reimburse Applied Digital Solutions for these payments as part of our financing arrangement with Applied Digital Solutions. See Item 13. Certain Relationships and Related Transactions below for additional information.

(2) Joined us on December 14, 2000.

(3) Appointed as our officer on December 14, 2000. Of the amounts included in salary for fiscal year ended September 30, 2002, 2001 and 2000 above are $109,194, $180,600 and $73,923, respectively, representing sales commissions paid by us to Mr. Spielberger. Mr. Spielberger resigned on February 8, 2002.

(4) Removed from office on April 12, 2002.

(5) Consists of expenses for a car.

Option Grants in Last Fiscal Year

The following table contains information concerning the grant of stock options under our 1998 Stock Option Plan or 2001 Flexible Stock Plan to the named executive officers during 2002:

	Individual Grants				
Name	Number of Securities Underlying Options Granted (#) [1]	% of Total Options Granted to Employees in 2002 [2]	Exercise Price ($/Sh)	Expiration Date	Grant Date Present Value ($) [3]
Kevin McLaughlin	350,000	42%	$0.28	2010	$94,500
J. Robert Patterson	100,000	12	0.28	2010	27,000
John C. Spielberger	--	--	--	--	--
Anat Ebenstein	--	--	--	--	--

(1) Options granted under the 2001 Flexible Stock Plan and the 1998 Stock Option Plan were granted at an exercise price equal to the fair market value of our common shares on the grant date. The options were granted on June 28, 2002, become exercisable on June 28, 2003 and expire on June 28, 2010.

(2) In addition to the options granted to executive officers and described above, on June 28, 2002, the Board of Directors reserved 375,000 stock options for future issuance to employees. The authority to identify these employees and to determine the number of options to be granted to them has been delegated by the Board of Directors to our Chief Executive Officer. These reserved shares have been included in the denominator for purposes of calculating the Percentage of Total Options Granted to Employees in 2002 in the table above.

(3) Based on the grant date present value of $0.27 per option share which was derived using the Black-Scholes option pricing model in accordance with rules and regulations of the Securities Exchange Commission and not intended to forecast future appreciation of our common share price. The Black-Scholes model was used with the following assumptions: dividend yield of 0%; expected volatility of 16.9%; risk-free interest rate of 3.5%; and expected life of 4 years.

Aggregate Option Exercises in Last Fiscal Year and Year-End Values

The following table sets forth information concerning the exercise of stock options by the named executive officers during the fiscal year ended September 30, 2002, the number of options owned by the named executive officers and the value of any in-the-money unexercised stock options as of September 30, 2002.

Aggregated Fiscal Year-End Option Values

Name	Shares Acquired (on Exercise (#))	Value Received ($)	Number of Unexercised Options at Fiscal Year End (#) Exercisable	Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year End ($) [1] Exercisable	Unexercisable
Kevin McLaughlin [2]	--	$ --	--	350,000	$ --	$59,500
J. Robert Patterson [3]	--	--	100,000	100,000	11,000	17,000
John C. Spielberger [4]	--	--	--	--	--	--
Anat Ebenstein [5]	--	--	300,000	--	33,000	--

(1) The value of the unexercised in-the-money options at September 30, 2002 assumes a fair market value of $0.45 the closing price of our common stock as reported on the OTC Bulletin Board on September 30, 2002. The values shown are net of the option exercise price, but do not include deduction for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares.

(2) Joined us on April 12, 2002.

(3) Joined us on December 14, 2000.

(4) Appointed as an officer on December 14, 2000 and resigned on February 8, 2002.

(5) Removed from office on April 12, 2002

Compensation of Directors

Our independent directors receive an annual fee of $1,000 payable quarterly in advance. In addition, each independent director receives $200 for attendance in person at each Board meeting and $100 for participation in each telephonic board meeting held. Directors who are also our officers or officers of Applied Digital Solutions currently receive no cash compensation for serving on the Board of Directors, other than reimbursement of reasonable expenses incurred in attending meetings.

Performance Graph

The following Performance Graph does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent we specifically incorporate this Performance Graph by reference therein.

The Performance Graph compares the percentage change in the cumulative total stockholder return for the period beginning on September 30, 1997 and ending on September 30, 2002, based upon the market price of our common stock, the NASDAQ Stock Market Index for U.S. companies and a group consisting of our peer corporations on a line-of-business basis. The corporations making up the peer group are AlphaNet Solutions, Inc., En Pointe Technologies, Inc., Manchester Technologies, Inc., Micros to Mainframes, Inc. and Pomeroy Computer Resources, Inc. The graph assumes (i) the reinvestment of dividends, if any, and (ii) the investment of $100 on September 30, 1997 in our common stock, the NASDAQ Stock Market Index for U.S. companies, Standard & Poor's 500 Index, the American Stock Exchange Index for U.S. Companies and the peer group index.

Cumulative Total Return
Based on Investment of $100
September 30, 1997 - September 30, 2002



	30-Sep-97	30-Sep-98	30-Sep-99	30-Sep-00	30-Sep-01	30-Sep-02
SysComm	$ 100.00	$ 22.55	$ 21.08	$ 11.28	$ 5.25	$ 7.06
Nasdaq US	100.00	101.58	165.95	220.33	90.05	70.89
Peer Group	100.00	49.08	42.04	54.24	31.15	24.43

Certain Relationships and Related Transactions

We have entered into a financial arrangement with Applied Digital Solutions whereby the salary, bonus and benefits for Kevin McLaughlin are paid by Applied Digital Solutions. We reimburse Applied Digital Solutions for all payroll and benefit-related expenses incurred as a result of such financial arrangement on a monthly basis. Additionally, we reimburse Applied Digital Solutions on a monthly basis for various business insurance coverages and other miscellaneous business expenses. During fiscal years ending September 30, 2002 and 2001, we reimbursed Applied Digital Solutions approximately $166,000 and $100,000, respectively, for such business expenses. No such expenses were paid to Applied Digital Solutions during fiscal year ending September 30, 2000.

We have financing agreements with IBM Credit Corporation, through the Applied Digital Solutions' credit facility, to finance inventory purchases up to $3.35 million. Borrowing for purchases is based upon 75% of all eligible receivables due within 90 days and up to 100% of all eligible inventories. Effective March 27, 2002, Applied Digital Solutions entered into a new credit agreement with IBM Credit Corporation. As part of the security for the Applied Digital Solutions' credit agreement with IBM Credit Corporation, Applied Digital Solutions' shares of our common stock are pledged as collateral for amounts outstanding under the credit agreement. Additionally, IBM Credit Corporation has a security interest in our receivables and inventories, up to the amount advanced from Applied Digital Solutions under the line of credit. Any amounts we owe to Applied Digital Solutions bear interest at the same rate as paid by Applied Digital Solutions to IBM Credit Corporation which is currently 17%, but will be increased to 25% if all amounts are not repaid by February 28, 2003 and to 35% if all amounts are not repaid by February 28, 2004.

AMEND CERTIFICATE OF INCORPORATION TO CHANGE NAME

(Item 2)

Background

The Board of Directors adopted, subject to stockholder approval, an amendment to our Certificate of Incorporation to change our name from SysComm International Corporation to "InfoTech USA, Inc." Both of our operating subsidiaries, Information Technology Services, Inc. and InfoTech USA, Inc., conduct business with their customers under the name InfoTech.

The Board of Directors has determined that it is in our best interest to change our name to be consistent with our long-term strategy of moving toward a customer-oriented information technology solutions-based business model. The Board of Directors believes the name "InfoTech USA, Inc." carries greater goodwill and customer name recognition than the name "SysComm International Corporation." The Board of Directors further believes that changing our name to InfoTech USA, Inc. will reinforce public perception of our mission to become a customer-oriented full service information technology solutions provider.

Amendment of Certificate of Incorporation to Change Name

Article First of our Certificate of Incorporation currently reads as follows:

"The name of the Corporation is SysComm International Corporation."

Article First would be replaced by an amendment, the text of which is as follows:

"The name of the Corporation is InfoTech USA, Inc."

Stock certificates of common stock may be retained by stockholders and need not be exchanged for certificates containing our new name. Stock certificates reflecting the name InfoTech USA, Inc. will be issued to a stockholder upon any purchase, sale or other disposition of common stock by such stockholder following the effective date of the name change.

Recommendation of the Board of Directors

The Board of Directors recommends a vote **FOR** the approval of the amendment to the certificate of incorporation to change our name to InfoTech USA, Inc. Unless a contrary choice is specified, proxies received by the Board of Directors will be voted **FOR** the approval of the amendment to the certificate of incorporation.

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

(Item 3)

On September 7, 2001, we terminated Albrecht, Viggiano, Zureck & Company, P.C. as our independent accountants. The Board of Directors approved the decision to change independent accountants. The reports of Albrecht, Viggiano, Zureck & Company, P.C. on the financial statements for the fiscal year 2000 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. In connection with its audit for fiscal year 2000 and through September 6, 2001, there had been no disagreements with Albrecht, Viggiano, Zureck & Company, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Albrecht, Viggiano, Zureck & Company, P.C. would have caused them to make reference thereto in their report on the financial statements for such years. During fiscal year 2000 and through September 6, 2001, there were no reportable events as defined in Regulation S-K Item 304(a)(1)(v). We requested that Albrecht, Viggiano, Zureck & Company, P.C. furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated September 13, 2001, is filed as an exhibit to our annual report on Form 10-K.

We engaged Rubin, Brown, Gornstein & Company, LLP as our independent accountants as of September 13, 2001. On August 1, 2002, we terminated Rubin, Brown, Gornstein & Company, LLP as our independent accountants. The Board of Directors approved the decision to change independent accountants. The report of Rubin, Brown, Gornstein & Company, LLP on the financial statements for fiscal year 2001 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle. In connection with its audit for fiscal year 2001 and through August 1, 2002, there have been no disagreements with Rubin, Brown, Gornstein & Company, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Rubin, Brown, Gornstein & Company, LLP would have caused them to make reference thereto in their report on the financial statements for such years. During the fiscal year 2001 and through August 1, 2002, there was one reportable event. The following is a description of the event reported to us by Rubin, Brown, Gornstein & Company, LLP, which is the only reportable event, as defined in Item 304(a)(1)(v) of Regulation S-K:

> During the year ended September 30, 2001, one of the Registrant's subsidiaries transitioned certain employees and responsibilities to another location. As a result, a certain employee assumed additional responsibilities for this subsidiary, resulting in a lack of segregation of duties in the cash receipts, cash disbursements and payroll functions. As of November 15, 2001, all accounting functions were transitioned to another location, and, as a result, management believes that responsibilities related to the cash receipts, cash disbursements and payroll functions have been adequately segregated.

We requested that Rubin, Brown, Gornstein & Company, LLP furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated August 1, 2002, is filed as an exhibit to our annual report on Form 10-K.

The firm of J. H. Cohn LLP has audited our financial statements for the fiscal year ending September 30, 2002, and the Board of Directors has, subject to ratification by stockholders, appointed that firm to act as its independent accountants for the fiscal year ending September 30, 2003. Accordingly, management will present to the meeting a resolution proposing the ratification of the appointment of J. H. Cohn LLP as our independent accountants for the fiscal year ending September 30, 2003.

A representative of J. H. Cohn LLP is expected to be present at the meeting and will be given the opportunity to make a statement and to respond to appropriate questions addressed by stockholders.

Audit and Non-Audit Fees

For the fiscal year ended September 30, 2002, fees for services provided by J. H. Cohn LLP were as follows:

A. Audit Fees	$55,538
B. Financial Information Systems Design and Implementation Fees	--
C. All Other Fees	17,972

The Audit Committee has determined that the provision of the non-audit services listed as "All Other Fees" in the table above is compatible with maintaining the independence of J. H. Cohn LLP.

Recommendation of the Board of Directors

The Board of Directors recommends a vote FOR ratification of the appointment of J. H. Cohn LLP as our independent accountants for the fiscal year ending September 30, 2003. Unless a contrary choice is specified, proxies received by the Board of Directors will be voted FOR ratification of the appointment of J. H. Cohn LLP as our independent accountants for the fiscal year ending September 30, 2003.

STOCKHOLDER PROPOSALS

Pursuant to the applicable rules under the Exchange Act, some stockholder proposals may be eligible for inclusion in our 2004 proxy statement. Proposals by stockholders intended to be included in our 2004 proxy statement must be submitted in writing to our corporate secretary (sent by certified mail, return receipt requested) no later than October 23, 2003. Stockholders interested in submitting such a proposal are advised to contact knowledgeable counsel with regard to the detailed requirements of such securities rules. Proposals by stockholders to be presented at our 2004 annual meeting (but not intended to be included in our 2004 proxy statement) must be submitted in writing to our corporate secretary no earlier than December 28, 2003 but no later than January 27, 2004, in accordance with our certificate of incorporation. Otherwise, the proxies named by our Board of Directors may exercise discretionary voting authority with respect to the stockholder proposal, without any discussion of the proposal in our proxy material.

OTHER MATTERS

Financial Statements. Our consolidated financial statements for the fiscal year ended September 30, 2002 are included in our 2002 Annual Report. Copies of the Annual Report are being sent to our stockholders concurrently with the mailing of this proxy statement. The annual report does not form any part of the material for the solicitation of proxies.

Other Matters. At the date hereof, there are no other matters which the Board of Directors intends to present or has reason to believe others will present at the meeting. If other matters come before the meeting, the persons named in the accompanying form of proxy will vote in accordance with their best judgment with respect to such matters.

Proxy Solicitation. The expense of solicitation of proxies will be borne by us. We have retained ADP Investor Communication Services, Inc. to solicit proxies. ADP Investor Communication Services, Inc. has agreed to perform this service for a fee which is not expected to exceed $2,000, plus out-of-pocket expenses. Proxies may also be solicited by certain of our directors, officers and other employees, without additional compensation, personally or by written communication, telephone or other electronic means. We are required to request brokers and nominees who hold stock in their name to furnish our proxy material to beneficial owners of the stock and will reimburse such brokers and nominees for their reasonable out-of-pocket expenses in so doing.

The form of proxy and this proxy statement have been approved by the Board of Directors and are being mailed and delivered to stockholders by its authority.



KEVIN MCLAUGHLIN
Secretary

Fairfield, New Jersey
February 20, 2003

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF
SYSCOMM INTERNATIONAL CORPORATION

Kevin McLaughlin and J. Robert Patterson are hereby appointed by the undersigned as proxies, each with power of substitution, to represent and vote the shares of stock of SysComm International Corporation (the "Company") which the undersigned would be entitled to vote at the Annual Meeting of Stockholders of the Company to be held on March 27, 2003 at 10:00 a.m. Eastern Time, at the Company's headquarters, 7 Kingsbridge Road, Fairfield, New Jersey 07004 and at any postponements or adjournments thereof (the "Meeting") as if the undersigned were present and voting at the Meeting.

1. Election of Directors and Ratification of Appointment of Director

   Note: Unless otherwise indicated, the shares represented by this proxy will be voted **FOR** the election or appointment of the individuals named below:

   NOMINEES: APPOINTEE:

   Charles L. Doherty   Kevin McLaughlin
   Scott R. Silverman

   FOR nominees and appointee (except as written on the line below)   ☐
   WITHHOLD AUTHORITY TO VOTE for nominees and appointee listed above   ☐

   INSTRUCTIONS: To withhold authority to vote for either nominee or the appointee, write the nominee's or appointee's name on the line below:

   _____

2. Amendment to Certificate of Incorporation to change Company name,

   FOR ☐   AGAINST ☐   ABSTAIN ☐

3. Ratification of J. H. Cohn LLP, as independent auditors of the Company for the year ending September 30, 2003.

   FOR ☐   AGAINST ☐   ABSTAIN ☐

In their discretion, on any other business that may properly come before the Meeting.

THE SHARES REPRESENTED HEREBY WILL BE VOTED IN ACCORDANCE WITH THE DIRECTIONS SET FORTH ABOVE AND, WHERE NO DIRECTIONS ARE GIVEN, SUCH SHARES WILL BE VOTED *FOR* EACH PROPOSAL REFERRED TO ABOVE.

Dated _____, 2003

_____
Signature

_____
Signature

Please sign, date and return this proxy in the enclosed envelope. Joint Owners should each sign this proxy. Attorneys-in-fact, executors, administrators, trustees, guardians or corporation officers should give their full title.